Filed by: Healthcare Realty Trust Incorporated

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Realty Trust Incorporated

Commission File No.: 001-11852

Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

CORPORATE PARTICIPANTS

Kris Douglas, Executive Vice President and Chief Financial Officer

Todd Meredith, President and Chief Executive Officer

Rob Hull, Executive Vice President, Investments

CONFERENCE CALL PARTICIPANTS

Richard Anderson, SMBC Nikko Securities

Juan Sanabria, BMO Capital Markets

Steven Valiquette, Barclays

Rob

Austin Wurschmidt, KeyBanc

Omotayo Okusanya, Credit Suisse

John Pawlowski, Green Street

PRESENTATION

Operator

Thank you for attending today’s Healthcare Realty First Quarter 2022 Earnings Call.

I would now like to pass the conference over to your host, Kris Douglas, Chief Financial Officer with Healthcare Realty Trust. Kris, please go ahead.

Kris Douglas

Thank you for joining us today for Healthcare Realty’s first quarter 2022 earnings conference call.

A reminder that except for the historical information contained within, the matters discussed in this call may contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. These risks are more specifically discussed in the Company’s Form 10-K filed with the SEC for the year ended December 31, 2021 and a Form 10-Q filed with the SEC for the quarter ended March 31, 2022. These forward-looking statements represent the Company’s judgment as of the date of this call. The Company disclaims any obligation to update this forward-looking material.

The matters discussed in this call may also contain certain non-GAAP financial measures, such as funds from operations or FFO, normalized FFO, FFO per share, normalized FFO per share, funds available for distribution or FAD, net operating income, NOI, EBITDA, and Adjusted EBITDA. A reconciliation of these measures to the most comparable GAAP financial measures may be found in the Company’s earnings release for the first quarter ended March 31, 2022.

Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

The Company’s earnings press release, supplemental information and Form 10-Q are available on the Company’s website. I’ll now turn the call over to Todd.

Todd Meredith

Thank you, Kris and thank you everyone for joining us today.

I’ll start with a few comments about our solid operating results for the first quarter. Second, I’ll provide some updates on our pending strategic combination with HTA. Finally, I’ll touch on the process and expected timeline between now and closing of the HTA transaction.

For the first quarter, we’re pleased to report both strong internal growth and robust external investment. Same-store NOI growth of 2.9% was driven by healthy topline growth. Strong leasing interest across the portfolio drove positive sequential absorption of more than 40 basis points. Based on constructive, provider sentiment, we expect steady absorption gains in the coming quarters.

Three hundred and forty million dollars of year-to-date acquisitions gives us a head start to 2022. Our acquisition cap rate is in line with guidance and well above our disposition cap rate, resulting in accretive capital recycling. Additionally we’re seeing accelerated development activity. Our $1.6 billion embedded, development pipeline is expanding with multiple sizable projects slated to start later this year. Strong demand for space is driving portfolio occupancy gains and increased interest in development, which bolsters our strong outlook for 2022.

Now turning to the HTA transaction. I’ll first touch on the unsolicited offer we described in the merger proxy and in our press release earlier today. After receiving the proposal from Party F on March 28, our Board thoroughly reviewed it with our advisors. The Board unanimously rejected the proposal in writing. In mid-April, we received a second letter from Party F acknowledging our response and reiterating interest at the same terms. The Board did not respond to this letter. Then on Tuesday this week shortly after the Wall Street Journal article, we received another letter from Party F reiterating interest at the same terms as the March 28 proposal. So, we’ve now received three letters from Party F expressing interest at the same terms.

We can only interpret these letters as an opportunistic and disruptive distraction. The Board has unanimously rejected the unsolicited proposal and continues to believe that the strategic combination with HTA offers a superior value and is in the best interest of the Company’s Shareholders. Looking ahead, we remain focused on our pending combination with HTA. Earlier today we published an updated presentation on the transaction, which can be found on our Investor page. We’ve made tremendous progress in the last 60 days and we’re even more excited about the combination since our announcement in February. This is a game changing transaction that positions Healthcare Realty as the leading pure-play MOB REIT.

Operating at scale gives us tremendous efficiencies. But the ultimate benefit here, which you can see on Page 6 of our updated presentation, is accelerated growth. The combination with HTA will enable us to shift into a higher gear, moving from average annual FAD per share growth of 4.5% over the last three years to a range of 5% to 7% going forward. In a few minutes Rob will more fully describe how our combined cluster strategy will accelerate our growth.

With regards to the $1.1 billion special cash dividend for HTA shareholders, I’m pleased to report that we’ve lined up $1.6 billion in proceeds at cap rates of around 4.8% through a combination of JV and asset

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

sales. We’ve received letters of intent, are in advanced discussions with multiple parties. We expect a portion of the asset sales to close prior to the merger vote, already having been approved by HTA. These proceeds will be held by HTA to fund the special cash dividend just before close and we expect the balance to close on or around, the closing of the merger.

We consider these initial efforts, to address funding needs for the completion of the transaction as Phase 1. Based on the strong demand of Phase 1, we’re initiating the next phase to further align the combined portfolio through the sale or JV of an additional $500 million. Similar to Phase I we expect to transact at portfolio sizes where we can generate premiums relative to single asset pricing. We’ll use the proceeds to match fund attractive higher yielding developments and accretive individual asset acquisitions.

Also, the Board has recently authorized a $500 million stock repurchase program. This gives us another choice where we can reinvest proceeds accretively from Phase 1 or Phase 2 by repurchasing our own stock, if the price is materially discounted.

Finally, I’d like to touch on our ongoing transaction process and expected time line. We have secured commitments for a new credit facility, which Kris will cover in a few minutes. We also intend to preserve HTA’s UPREIT status, which gives us a modern operating structure with a tax-advantaged currency for future acquisitions. We filed our preliminary proxy on Monday, which we expect to become effective in early June assuming no material comments from the SEC. The shareholder vote is likely to occur in early to mid-July followed shortly thereafter, by the closing of the transaction.

Before I turn it over to Rob, I want to underscore my confidence in this strategic combination. We’re making great progress studying both companies’ processes, technology and teams and we’re well positioned to implement our integration plan following the closing. I’m excited about our ability, to deliver to Shareholders this rare combination of sector-leading scale, increased stability and accelerated growth.

I’ll now turn it over to Rob, who will provide an update on our investment activity and some more color on our growth strategy. Rob?

Rob Hull

Thank you, Todd.

Our year-to-date acquisition activity has been robust. We invested $341 million at a blended cap rate of 5.1% across 17 MOBs and eight transactions. The majority of these are located in target markets and aligned with leading health systems, such as Kaiser and Sutter in San Francisco, Cedars-Sinai in Los Angeles and CommonSpirit in Houston. Two-thirds of these are in clusters consistent with our acquisitions in 2021.

A proportion of this activity, totaling $101 million, was purchased through our joint venture with Teachers. Over 50% of this investment was off-campus, in line with our strategy to utilize the joint venture to balance risk, while retaining operational synergies and cluster benefits. Our success this year reflects our ability to build the highest quality portfolio, through selective acquisitions by leveraging our direct sourcing channels.

Dispositions were also an accretive source of funds for our investment activities. Year-to-date they have contributed $110 million at a blended cap rate of 4.2%. We realized a positive rotation of 90 basis points between the average sale cap rate and our average acquisition cap rate of 5.1%. Our acquisition pipeline continues to expand and shape our bright outlook for the remainder of this year. With almost half of the top end of our guidance completed by the end of April, we are on pace to achieve acquisition volumes similar to 2021.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Development and redevelopment activity is accelerating. We’re investing $44 million in a 106,000 square foot development in Nashville. The project is supported, by a recent expansion of a hospital, with 50% of the building already leased for a hospital-sponsored comprehensive women’s services program. We are seeing strong leasing interest from Independent Physician Groups and expect to complete this project in the second half of 2023.

In addition, we have four redevelopments totaling $53 million underway. We view redevelopment as an attractive way to generate incremental returns of 8% to 11% in our existing markets. Our prospective development pipeline continues to grow as hospitals and healthcare providers expand their care footprints. We are in advanced planning stages on a handful of large-scale developments totaling over $300 million. Most of these are within existing clusters in Atlanta, Dallas, Denver and Los Angeles, and all of them are on or adjacent to leading hospitals. Expected returns continue to be 100 to 200 basis points above comparable acquisition cap rates. A few of these developments totaling over $100 million are likely to start in 2022.

Now I’d like to touch on a few points that I’m excited about, as we work on our strategic combination with HTA. Together, our portfolios and resources provide a broader foundation to accelerate growth in the coming years. Combining the companies establishes a long runway to increase the size and number of new hospital-centric clusters that drive value for our shareholders.

First, I’ll outline the opportunity to form more clusters. Specifically HR has 38 properties, where we only have one building on or adjacent to a campus. HTA has 72 of these non-clustered properties. Together, our opportunity set to apply our direct sourcing model and leverage deep relationships to form these new clusters nearly triples. This represents over $7 billion in new investment or about five years’ worth of acquisition work. Additionally, we see an enormous opportunity to expand existing clusters around hospitals where we already own multiple properties.

The combined portfolio will average just over three buildings per hospital-centric cluster. As we’ve been doing with our own portfolio, we can increase this average. Increasing the portfolio average by just one building across more than 210 hospital-centric clusters represents another $6 billion of investment opportunity. The math behind this opportunity set is outlined in our transaction update on Page 7.

Hospital-centric clusters will serve as the bedrock of growth in the coming years. By increasing both the size and number of clusters, we can offer more solutions to health systems and providers in support of their outpatient strategies, to increase market share and expand their care footprint, improve the patient experience and recruit and retain physicians. A good example of this is Seattle. In 2012 we had one cluster with two buildings. Today we have seven clusters, with an average of almost four buildings per cluster. As we address the space needs of our growing health system partners, our shareholders will not only benefit from investing in more buildings, but also from occupancy gains and rent growth across the portfolio.

Specifically, for every 50 basis points in occupancy gain, we realize an increase of 100 basis points in our FAD per share growth. For every 10 basis points increase in our average escalator, we realize an increase of 20 basis points in our FAD per share growth. Through our combination with HTA, we are better positioned to create scale around more hospital campuses. The benefits of scale will accrue to our shareholders through increased acquisition and development sourcing, as well as long-term occupancy gains and rent growth, which combined, can accelerate our bottom line growth by 100 to 200 basis points.

Now I’ll turn it over to Kris.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Kris Douglas

Thanks, Rob.

We’ve had a productive start to the year, defined by strong portfolio performance and consistent earnings growth. Normalized FFO per share grew 3.6% year-over-year to $0.43. Sequential quarterly FFO growth was primarily driven by a $2.4 million contribution from net investment activity. This was partially offset by a $2.1 million increase in G&A. The change in G&A was the result of approximately $900,000 of typical first quarter only expenses, such as 401(k) match and HSA contributions. Another $800,000 is from stock-based compensation, due to our new forward-looking equity incentive plan we discussed last quarter. Lastly, a $400,000 increase in cash incentive compensation, resulted from improved leasing and same-store performance.

This quarter same-store NOI increased 2.9%, consistent with our long-term historical norm. I’m also pleased to report that our occupancy continues to build. Sequentially, same-store average occupancy increased 40 basis points to 89.2%, which is an acceleration from the 20 basis points of sequential absorption we generated last quarter. Year-over-year, occupancy increased 20 basis points and the expense reimbursement grew 7.9%, which drove 4.3% same-store revenue growth over first quarter 2021.

Revenue drivers were once again strong. Contractual escalators were 2.94% for the same-store portfolio and cash leasing spreads were 3.4% for the quarter. As Rob mentioned, health systems and physician groups continue to demonstrate need for additional outpatient space to support increased patient demand. This was evidenced in our portfolio by a record number of property tours in the first quarter. Given this backdrop, we are optimistic about our ability to continue to accelerate our revenue growth drivers as well as translate occupancy gains into stronger same-store growth.

Regarding our balance sheet and liquidity, as Todd mentioned, we are looking at expanded asset sales and JVs to accretively fund investment activity. We are also in the process of recasting the bank credit facilities for the combined Company, to increase liquidity and extend maturities. We have commitments for a new and expanded $1.5 billion revolving credit facility and $1.5 billion of term loans. This includes $650 million of new term loans, which will be used to repay outstandings on our existing revolver and pay transaction cost. When the HTA transaction closes, we expect to have full capacity under the expanded revolver.

Separately, we structured a new $1.25 billion asset sale term loan, that can be used to backstop the timing of the asset sales and joint ventures that will fund the HTA special dividend. This asset sale term loan will replace the existing JPMorgan bridge facility and be much more cost-effective for any funding. We already received commitments for the new bank facilities and expect to have the documentation fully executed by mid-May. This morning, we posted new transaction update slides, including additional financial information on the HTA strategic combination.

Slide 4 of the deck includes the sources and uses table, while slide 3 is an accretion Bridge walking through the approximately 2% accretion to 2023 FAD. This analysis takes into account the original $1.1 billion joint venture and asset sales, together with the cash G&A savings. What is not shown on this analysis are the benefits from the additional growth drivers, including those outlined on slide 6 that can accelerate our annual per share growth by 100 to 200 basis points.

Before we go on to Q&A, I want to leave you with a couple of key takeaways regarding our pending strategic combination. On the capital front, we’ve made substantial progress on our new credit facilities, as well as structuring for our JV and asset sales. Operationally, we are poised for accelerated growth through expanded investment volume, positive occupancy gain and higher rent growth.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Operator, we’re now ready to open the line for questions.

Operator

Absolutely. The first question comes from the line of Rich Anderson with SMBC.

You may proceed.

Richard Anderson

Thanks. Good morning everybody.

So, on the asset sales and the joint venture, I see you—given some of the markets that you’re targeting. I wonder, if you can give a little bit more on the transactions though. Is your existing Teachers relationship involved at all, or—I assume all of the assets come out of the HTA portfolio. Is there any sort of common thread to types of assets that are being targeted for sale that you can share with us today?

Todd Meredith

Sure. Good morning, Rich. Thanks for the question. Yes, on Page 5 of the transaction update, we do provide some characteristics for the asset sales as well as joint venture assets. I guess to answer one of your questions about Teachers, or the parties, we’ve not disclosed that yet. We’re at the LOI phase as you know. So, we’ll obviously disclose more on that as we reach definitive agreements there. So, we’re not yet disclosing those parties.

But as it relates to the assets, your question there on Page 5 of the update, we do provide that generally speaking, the asset sales have a higher percentage of off-campus, a higher percentage of single tenant, tend to be longer lease terms as well, and a little bit lower contractual escalators on the rent. So, again, great assets, but obviously not necessarily a part of the strategy that Rob articulated in terms of how we expect to expand and grow in our markets and around our clusters.

So, that’s really the idea with the asset sales, just really trying to narrow it down to assets where we can really apply our strengths and our strategy. Then the joint venture is really more of the same of what we’ve been doing with our Teachers joint venture, but also pulling in assets that might be a little bit more off-campus, but also helpful to the hospital-centric clusters that Rob described and in markets where we’re building scale. So again, tilting a little bit more towards off-campus, a little more value add, but still strongly aligned with our markets and our cluster strategy.

Richard Anderson

Primarily HTA owned assets, is that correct?

Todd Meredith

Yes. Sorry, that was your other question. Yes, they’re all currently HTA assets. That’s correct.

Richard Anderson

Okay. Then second, call it the $18 billion question. What is—assume you applied some math to a path to achieving Party F’s or Tower’s (phon) offer of $31.75 and how you get to that for shareholders as a combined Company with HTA rather than take the cash offer? Is there like a mathematical approach that you can share that gets us there within a reasonable period of time, or are you just going on the additional FAD growth that will be valued more in the marketplace and $31.75 is a beatable level within a relatively short period of time? Thanks.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Todd Meredith

Sure. Thank you, Rich. Yes, obviously, we can’t speculate exactly how the market will play out relative to our performance. But certainly we have confidence that as we put the companies together, the portfolios together, the teams together, we can drive that accelerated growth. We think through that combination you will see a path to your question to drive value to shareholders that’s far in excess of what you referred to as Party F’s proposal unsolicited proposal. So, our view is clearly that we can exceed that. We view some of the indications that we’ve shown through these asset sales and joint venture transactions as clear marks as to where value lies and value we can create for shareholders.

So, that’s really our focus obviously that we can accelerate growth and deliver that value to shareholders over a very reasonable time frame.

Richard Anderson

Okay. Thank you.

Todd Meredith

Thanks, Rich.

Operator

Thank you. The next question comes from the line of Juan Sanabria with BMO Capital Markets. You may proceed.

Juan Sanabria

Hi, good morning. I saw you kind of gave the updated accretion and have that nice looking graphic. But that 2% FAD accretion does that change at all with the upsized joint venture/asset sales now of $1.7 billion gross, $1.6 billion net, given the original was $1.1 billion. Just curious on what the revised math is, or how you guys are thinking about that?

Kris Douglas

Yes, this is Kris. Good question. No, what we showed here is just the base accretion that we had announced when we announced the transaction. It’s the 2% that we had talked about. We do view the additional JV and asset sales over and above the $1.1 billion as being an accretive way to grow our portfolio moving forward and fund our acquisitions and development. So, if you assume that we’re able to reinvest at the same kind of midpoint of our guidance range that we’ve given right now, call it kind of in the low 5s, 5.2 (phon), that additional $500 million adds about 30 basis points to your accretion.

Juan Sanabria

Then just a quick follow-up to Rich’s line of questioning. Were the assets—or are the assets that are being sold to joint venture, any of those developments that maybe have a lower occupancy that maybe skew the cap rates down, or I guess part B of that same question would be, are you seeing any sign cap rates are expanding?

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Todd Meredith

Sure. So, on your question one, the average occupancy in those portfolios is actually pretty strong. I think it’s over 90%. No developments with low occupancy included. So, I think that answers that.

Sorry, your second question?

Juan Sanabria

Any signs of cap rate expansion given the move in rates forward discussions you’re having today? I’m not sure when that $1.7 billion, when those discussions started. I guess prospectively what’s your view of cap rates?

Todd Meredith

Sure. These conversations as you can imagine are very, very current, may have started back in February, but have obviously continued. We continue to see strength in those conversations and a lot of depth to continue that. As we mentioned, we’re looking at initiating Phase 2 of these asset sales or joint ventures, more of those to really play into what we’re seeing. Obviously, we can’t speak to everybody’s view on cap rates. At all times in markets you have different views. You’re going to find people that may have a different view. But, we’re finding plenty of depth. Lots of parties, in addition to the ones we’ve already announced these with that are very interested at these cap rates. So, we’re very optimistic and bullish that there’s depth here in those cap rates.

Juan Sanabria

Thank you.

Operator

Thank you. The next question comes from the line of Steven Valiquette with Barclays. You may proceed.

Steven Valiquette

Great. Thanks. Good afternoon, everybody.

So, one of the common themes across a lot of the healthcare REIT earnings calls this quarter related to the medical office segment, is just that macro inflationary trends are just allowing for greater rent escalators in new leases and also in the renewals. Just wondering if you’re able to also speak to that investment dynamic, what you’re seeing within your portfolio and your re-leasing etc., just in relation to the ability to push those higher? Thanks.

Todd Meredith

Sure. Good question. I would say marginally, yes. We are seeing some signs of uplift in terms of being able to push rents a bit as inflation increases. Obviously, it’s not the hotel business or some other shorter duration business where you can see it all move super quickly. We’re talking about leases that are five years or so on average. So, it’s a little different but we are seeing some signs. I think Kris referred to a record level of interest in tours.

So, we’re seeing a lot of demand. The real common thread obviously is replacement cost. We’re seeing clear signs as we price out developments, TI projects of inflation in terms of build-out costs, replacement

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

costs. So, that’s ultimately the driver that will lift rents. We’ve seen that cycle play out over time. Construction inflation has always run a bit ahead of sort of the broader inflation metrics and it generally causes that lift in rents. So, we are seeing some signs of it. I would say its medical office, so it’s not going to immediately pop the way in maybe some other sectors. But, we think long-term we can drive growth that’s in line or ahead of long-term inflation rates.

Steven Valiquette

Okay. Clear. That’s it for me. Thanks.

Todd Meredith

Thanks, Steve.

Operator

Thank you. The next question comes from the line of Rob Damron with Calamos Investments (phon). You may proceed.

Rob

Hey guys. Thanks for taking my questions. Maybe a two-part question for me. So, thanks a lot for the color, and I guess explaining that the merits of HR and HTA as a combined entity. I guess, presumably, in the Board deliberations, it obviously weighed and you guys obviously weighed the merits or lack thereof of Party F. So I guess to the extent possible could you talk about like the deficiencies I guess the Board saw in that offer? What drove that side of the decision? Maybe what it might take to improve that offer if at all?

Then the second part is, obviously I would assume that in this process you kind of canvassed your Shareholder base vis-à-vis the two-thirds vote hurdle. So, I was wondering if maybe you could talk about that a little bit and kind of how you feel about shareholder approval of the HTA deal. Those are the two for me. Thanks.

Todd Meredith

Sure. Thanks Rob. I guess, first, we obviously put out the results of our Board’s deliberations and they unanimously rejected the Party F proposal. So, that’s really all we can say there. Obviously we’re not going to get into the details and speculate where that could go, or what Party F may, or may not do, or where prices might be. So, we’re just going to obviously steer clear of that. The Board obviously will always review seriously and thoroughly with advisors and Management as well input as to any unsolicited proposals at any time. That’s a given. So, that’s where we stand. That’s what we’ve done to-date.

In terms of canvassing shareholders, we’ve absolutely engaged with a lot of shareholders and have had lots of positive conversations. So we continue to be very confident in our ability to convince shareholders that the strategic combination is in the best interest of those shareholders. We have a lot of work to do ahead of ourselves. We obviously are very pleased to have got the joint merger proxy filed earlier this week. So, it gives us a lot of opportunity to go out and discuss with shareholders those merits and we’ll continue to do that.

We’ve got some time here to really engage aggressively with everyone and anyone who wants to hear our case. So, we’ve got our work cut out for us. We understand that. That’s what we intend to do.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Rob

Got it. Thanks a lot. I appreciate it.

Todd Meredith

Thanks, Rob.

Operator

Thank you. The next question comes from the line of Austin Wurschmidt with KeyBanc. You may proceed.

Austin Wurschmidt

Yes. Hi. Just had one.

Curious what the conversations have been like with the tenant relationships about the strategic combination? Sort of what the increase got—how they feel about the increased size and concentration within the portfolio? Whether or not to the extent there’s any purchase options that there’s heightened risk that they would exercise those down the road?

Todd Meredith

Sure. I think it’s early to say. Obviously, there’s curiosity, questions that may come in through our property managers, various Managers throughout the Company. But certainly a lot of excitement as well to work together with the two companies. Really no signs of anything yet that would give us any indication, that there’s any alarm or concern around any purchase rights that may be there. There certainly are some. I think in the proxy you’ll see that we identified nearly $1 billion of potential there in the portfolios. But our view is its lower likelihood for sure on execution. Always the case. But certainly in this type of market I think we certainly would expect that to be much lower probability. So, not saying there wouldn’t be any. We certainly expect some. But we don’t think it’s an outsized risk there.

Austin Wurschmidt

I appreciate the thoughts. Then one follow-up, just—I guess how do you guys arrive at the $500 million of additional dispositions? How quickly do you think you can redeploy that capital, or maybe I guess how quickly can you ramp development, as it seems like that’s the intended use of proceeds?

Todd Meredith

Sure. Obviously, we’ve been combing through the portfolios for quite some time in our due diligence going back to last year as well as through current. So, we continue to refine that analysis. It’s really studying, as Rob articulated the cluster approach and really where we can apply our resources in markets and in those clusters to really affect our strategy and this accelerated growth. So really, it’s identifying properties that are great assets, but just don’t really fit with that strategy. So, that’s really how that’s come about.

I would say, it’s not a hard and fast number at $500 million. But our view is there’s certainly that kind of room there. We’re certainly seeing a lot of that come out of conversations we’ve had with some of these parties in what I call Phase 1. So, continuations there, which are very encouraging. So, really just seeing that being used overtime. There’s no urgency there. But I think throughout, the back half of the year after closing, we can use that to match fund with other acquisitions.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Obviously, development funding, we’ve articulated Rob did, I did, that we have a pickup in development just at HR, but also then layering in HTA’s piece. So, I think you can really see that pick up. In our original presentation of the combination, we talked about accelerating the pace from having $100 million of projects underway at HR to more of a pace of $300 million. So, that won’t happen day one, but we think that will ramp. So we showed a sort of a heuristic of adding $100 million a year to the pace.

So, maybe within 12 months, kind of, elevating from $100 million to $200 million or more projects. So, that’s really the pace. But obviously funding acquisitions. Then obviously we mentioned too authorizing the share repurchase program. So, it gives us another accretive choice to put those proceeds to work.

Austin Wurschmidt

Appreciate the time. Thank you.

Todd Meredith

Thanks Austin.

Operator

Thank you. The next question comes from the line of Omotayo Okusanya with Credit Suisse. You may proceed.

Omotayo Okusanya

Hi. Good afternoon.

I want to talk a little bit about the strategic combination and this viewpoint you guys have put out that you will be able to accelerate your FAD per share growth to about 5% to 7% once the acquisition is done. I guess the question for me is can’t HR on its own get to that level of FAD per share growth given some of these factors or drivers you’re talking about multi-tenant occupancy increases rent growth, redevelopment? Those are all things you guys are planning to accelerate anyway as a standalone entity.

So, why do you need the deal to get to that number? It sounds like you may be able to get to that level of acceleration by yourselves.

Todd Meredith

Sure, Tayo. I mean, it’s a natural question. I understand the question. I think you have heard us talk a lot about our own successes in that regard. Clearly, the key is it’s really, I think Rob said the keyword is tripling the opportunity set, that you already have a foothold in many places where you can naturally then expand through hospital relationships and market presence. It’s those, what we would call non-clustered single building on or near a hospital campus that we can go in, in our own portfolio, which Rob articulated what 38 of those, and then another 72 at HTA. Those are really just sort of the low-hanging fruit opportunities where we can go naturally start to build those clusters.

Obviously, then the second piece is expanding the clusters we already have. So, we articulate this in our update on Page 7 just the sheer volume of numbers. So, our view is it really opens up the opportunity set tremendously to combine with HTA. So, it really puts us on that path much faster than we would be on our own. Certainly, that’s what we would be striving for on our own. We think this just absolutely accelerates that.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Omotayo Okusanya

Okay, that’s very helpful. Then one more if you could indulge me. So, the revenue synergy is again not baked into any of your numbers. I think on the slide you guys kind of talk about them very theoretically and what they could be and they make sense. But any sense in general from a quantification perspective what that could do to potential FAD per share growth or what that could do to potential accretion from the deal kind of on a very high level if you get some of that for the next 15 months?

Todd Meredith

Yes, I mean I think what we’re articulating I think you’re referring to is that Page 6 where we layer in these four pieces that occupancy gains, rent growth, redevelopment expansion, as well as direct acquisition sourcing, accelerating all of those things. We’ve kind of laid out how each of those increments can really drive that growth from that 4.5% level we’ve been at in the last three years up to this 5% to 7%. So, we absolutely think these are kind of the heuristics and the achievable types of incremental upside that we can achieve through the combination.

We would point to—and we don’t need to go through it here on the call. But there are several pages afterwards, the last of which shows how we’ve done that in Seattle and some of the performance that we’ve seen in Seattle, expanding both the size and number of clusters and really showing how that really is the model for growth and how it results in very solid performance within those portfolios. So, that’s really how we look at doing that across more and more markets and through more and more clusters.

Omotayo Okusanya

Got you. Thank you.

Todd Meredith

Thanks Tayo.

Operator

Thank you. The next question comes from the line of John Pawlowski with Green Street. You may proceed.

John Pawlowski

Thanks.

Just one follow-up question on the asset sale. So, if you drill down on the weighted average 4.8% cap rate, is there a meaningful difference between the outright asset sales and the joint venture pool?

Todd Meredith

Pretty similar. Pretty tight range there, John.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

John Pawlowski

Okay. Todd, could you talk a little bit about—just spend a few minutes talking about the future Board of combined HR and HTA. To us 13, Directors, the size of the Board seems excessive. The three new HTA members joining, it’s not clear that they’re doing their job all that effectively at HTA. So, how are HR Shareholders going to benefit from this new massive Board?

Todd Meredith

Sure. Obviously, when you put two companies together, it’s not uncommon that you see a Board expand. I think from our standpoint, we see bringing over Board members from HTA is value-add simply, because of their knowledge base of the portfolio, the team, the employees at HTA. We see some tremendous value there. We’ve already seen that in terms of looking through the integration—all the integration efforts we’ve made so far. Obviously, we’ve got a new candidate as well who will be on the Board that we see as adding tremendous value.

So, we see a lot of benefits from these Board members coming on. But, we do have an eye towards making sure we naturally bring down the size of the Board over time. So, this isn’t a 13 member Board from here on out. We do specifically have the idea that it will come back down over time. So, we’re mindful of your question, but we think there’s value in having some overlap here and some of those members from HTA. So, that’s kind of how we view it. We think we’ve also placed folks in the right Committees with the right skillsets. So, we see tremendous value from that combined Board going forward.

John Pawlowski

Okay. I understand the Board will come down over time. But correct me if I’m wrong, the HTA Board members have negotiated a nomination through 2025. So, is this shrinking going to come from legacy HR Directors? So, two years from now we’re looking at a legacy HTA-heavy Board?

Todd Meredith

So obviously, I don’t want to comment specifically on individual Board members and who that would be. I think our view is there’s a transition period here and then, it would naturally through attrition whether it’s through age or anybody’s circumstances changing. We’re not trying to signal the HR portion of the Board or we’re not really looking at factions like that. We think it will be very natural and balanced going forward.

John Pawlowski

All right. Thank you for that.

Todd Meredith

Thanks, John.

Operator

Thank you. The next question is a follow-up question from the line of Juan Sanabria with BMO Capital Markets. You may proceed.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Juan Sanabria

Hi. Thanks for letting me get back in the queue. Just a couple of quick follow-ups. On the buyback if authorized, would you guys feel comfortable if the situation presented itself to lever up to fund a buyback, particularly given the backdrop of the post-HTA merger in fact levering that transaction for you guys?

Todd Meredith

Certainly we wouldn’t rule out anything. Juan. Obviously, we have some reciprocal operating covenants with us in HTA. So, we would balance that with all the other things that are going on. A lot of really what we’re designing here with this authorization is to think about how we use these excess proceeds from what we’re calling the current Phase 1 joint venture asset sales, but then really in Phase 2 that we’re introducing. So, it’s really geared towards that. But certainly we’re not going to rule out anything whether that requires some debt to do it. But really it’s geared towards those excess proceeds.

Kris Douglas

I would add too that if you just look at the authorization we announced today, if you did that across the combined Company, it’s not a material, it would not be a material change to our leverage level. So, if it did happen it would be very measured very marginal.

Juan Sanabria

Okay. Then, just a last one for me. With the news of the merger from an HTA perspective, have you seen any turnover that was not I guess, ultimately planned for with the synergies that causes any hesitance here, or what kind of retention payments do you have in place to keep those people that you want to? Any update on turnover as a result of the news?

Todd Meredith

Sure. Obviously there may have been some small amount. I wouldn’t say that we have a concerning level or anything. I think it’s natural ordinary course. Plus some folks that maybe have made other decisions, but nothing of concern. I think our view is both Boards, both Management teams are very cognizant of what it may take to make sure that we retain the right people and keep everybody motivated and incented to really focus on the transaction closing but also the integration beyond that.

So, we’re obviously not going to comment on specifics but certainly both very focused on that and aware of that. You can imagine we’re spending a lot of time with the two Management teams and various senior leaders across the companies to make sure those bases are covered. So, good question. It’s certainly something we’re very aware of and on top of.

Juan Sanabria

That’s it for me. Thank you.

Todd Meredith

Thank you.

Operator

Thank you. The next question, a follow-up question from Rich Anderson with CMBC. You may proceed.

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Healthcare Realty Trust – First Quarter 2022 Earnings Call, May 9, 2022

Richard Anderson

Thank you. So, just one follow-up for me. On the joint ventures/asset sale program, how much of that was an original thought? How much of that maybe was modified since the merger announcement, since the approach from Party F and through conversations with Investors that you altered it or grew it to a point that made some of your constituents a little bit more comfortable with the overall deal, or was this the plan all along from the very beginning? Thanks.

Todd Meredith

Sure. Good question, Rich. I think if you read the background of the merger, you’ll see that at least the concept of JV and asset sales was always there going back further. Our Board deliberations is certainly there. We obviously knew we could do more than 1.1, but we wanted to be careful about over-promising under-delivering there. So clearly, we put that in at a measured level that we thought was appropriate. Obviously, it was combined with negotiations that we were going through. So, I think our view was it was always something that we could expand. I think the success of what we’ve done so far has led us to expand that.

So, certainly if that gets more and more shareholders comfortable, we like that outcome. But it certainly makes sense to us. It’s accretive move. It’s also a way to refine the portfolios and really align our strategy to be more effective going forward. So, I wouldn’t say, any current events Party F or otherwise have changed our view but certainly I think it helps.

Richard Anderson

Okay, great. Thank you.

Todd Meredith

Thank you. Operator—Jacquita, I think we’re done with questions. We appreciate everybody’s time today. We will see a lot of you and talk to a lot of you in the coming weeks, certainly at NAREIT in a month or so. We appreciate everybody’s time today. Thank you very much.

Operator

That concludes the Healthcare Realty First Quarter 2022 Earnings Call. Thank you for your participation. You all may now disconnect your lines.

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